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                                                                    Exhibit 99.3

From:    LePore, Pat
Sent:    Wednesday, May 15, 2002 8:07 AM
To:      All Employees
Subject: BLP TO BE ACQUIRED BY CARDINAL HEALTH

This morning it was announced that BLP has signed a definitive merger agreement to be acquired by Cardinal Health, Inc. for $16 per share. As you may know, Cardinal Health is a $40+ billion holding company that provides products and services to healthcare providers and manufacturers to help them improve the efficiency and quality of healthcare.

The combination brings together two solid companies with a shared vision and passion of delivering operational excellence to our customers. This transaction affords us a strong, experienced partner with the industry's broadest line of leading healthcare products and services.

Over the next several days Steve Freeman and I will be visiting many of the BLP offices to discuss the strategic rationale for the acquisition and answer your questions. (See schedule below).

If you have immediate questions, please email them to information@blpgroup.com. Frequently asked questions will be posted on our intranet site shortly.

 May 15 Wayne
 May 17 MES/C2P
 May 20 Dover, Liberty, Piscataway
 May 21 Norfolk, Chicago

This is an exciting time for BLP Group Companies. You are all becoming part of pharmaceutical business history.